

Mail Stop 3030

April 13, 2010

Tina McKnight, Esq.
Secretary and General Counsel
New Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

> **Re: New Power-One, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 17, 2010**
> **File No. 333-165533**

Dear Ms. McKnight:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why is Power-One proposing the Reorganization?, page 2

1. Please ensure that you clearly present the factors motivating your proposal. For example:

    • From your disclosure it is unclear why the reorganization has been proposed at this time. For instance, your disclosure does not indicate the reasons why the reorganization was not previously proposed, nor why the board decided to propose the transaction now as opposed to some point in the future.

- Please also expand your disclosure to describe, if applicable, the extent to which the fact that you have experienced 30% aggregate share ownership transfer during the past three years was a factor as to the timing of your proposal.

- Clarify, if true, that the board determined a limitation of 5% ownership with reference to the definition of "ownership change" set forth in Section 382 of the Internal Revenue Code.

- If you were motivated to recommend the proposal based on one primary factor, and other factors merely supported your decision, please ensure that the primary factor is identified as such, is prominently presented throughout your prospectus where you describe this proposal, and is fully explained in an appropriate section of your document. For example, if you are proposing the reorganization at this time primarily in response to the aggregate 30% ownership change that has occurred within the past three years, please make that clear.

Are there risks that I should consider in deciding..., page 5

2. Please expand your Q&A to add prominent disclosure of the risks shareholders may face if the reorganization is completed and their shares are subject to the transfer restrictions, such as:

    - The potential adverse effect that the restrictions may have on liquidity and market price of New Power-One's stock, as described on page 33,

    - The potential delays or refusals of certain requested transfers that shareholders may experience, as described on page 31,

    - The liability that shareholders may incur for damages for certain violations of the transfer restrictions, as described on page 32, and

    - The anti-takeover effects of the transfer restrictions, as described on page 33.

    Further, given these risks, tell us why you believe it is appropriate to state that the restrictions "generally will not affect" less than 5% holders. Please advise or revise.

Summary of Transfer Restrictions, page 30

3.   Please disclose the transfer restrictions mentioned in the sixth paragraph of this
        section.

Reasons for Transfer Restrictions, page 33

4.   Please expand this section or another appropriate section of your document to
        discuss any alternatives to the reorganization and transfer restrictions that the
        board considered adopting "to help preserve the long-term value" of the net
        operating losses. If no alternatives were considered, please revise to so state.

The transfer restrictions may not be enforceable, page 34

5.   Please tell us the basis for your statement that public companies with similar net
        operating losses appear to be more frequently implementing actions similar to
        your proposal.

Undertakings, page II-2

6.   Please provide all required undertakings, including those required by Regulation
        S-K Item 512(a). Refer to Section II.F of Securities Act Release 6578 (April 23,
        1985).

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): Jennifer Bellah Maguire, Esq.